Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES VARIABLE
FORWARD TRANSACTION BY DE AGOSTINI S.P.A. AND PRICING OF
RELATED REGISTERED PUBLIC OFFERING OF IGT ORDINARY
SHARES

LONDON, U.K. — May 22, 2018 — International Game Technology PLC (“IGT”) (NYSE:IGT) has been advised that IGT’s majority shareholder, De Agostini S.p.A. (“De Agostini”), has entered into a variable forward transaction (the “Forward Transaction”) with Credit Suisse International (“Credit Suisse”) relating to 18,000,000 IGT ordinary shares.

IGT has also been advised that, to hedge the exposure under the Forward Transaction, Credit Suisse or its affiliates have borrowed  13,200,000 IGT ordinary shares from third-party stock lenders and sold such IGT ordinary shares at a price of $28.25 per ordinary share in an underwritten public offering through Credit Suisse Securities (USA) LLC, acting as the underwriter.

IGT is not a party to the Forward Transaction, which is described in greater detail in the related prospectus supplement, and is not issuing or selling any IGT ordinary shares in connection with the Forward Transaction. As such, IGT will not receive any proceeds from the sale of the IGT ordinary shares in the Forward Transaction. There is no impact to IGT’s income statement, balance sheet, cash flows, share count, or dividends as a result of the Forward Transaction.

IGT has also been advised that Credit Suisse or its affiliates will borrow an additional, approximately 4,800,000 IGT ordinary shares from third-party stock lenders and that Credit Suisse or its affiliates expect to sell these additional IGT ordinary shares, from time to time after the public offering, in block sales, on the NYSE, in the over-the-counter market or in negotiated transactions. These additional IGT ordinary shares are not included in the public offering described above. IGT has been advised by Credit Suisse that it expects that, over the period during which it sells these additional IGT ordinary shares, Credit Suisse or its affiliates will purchase an approximately equal number of IGT ordinary shares in the open market.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The shares are being offered pursuant to an automatically effective shelf registration statement (including a base prospectus) that has been filed by IGT with the U.S. Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement relating to and describing the terms of the offering was filed with the SEC on May 21, 2018. The final prospectus supplement relating to and describing the terms of the offering will be filed with the SEC and will be available on the SEC website at www.sec.gov.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus, copies of which may be obtained from: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, or by calling 1-800-221-1037, or by emailing newyork.prospectus@credit-suisse.com.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries